SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 49)*

                          Lone Star Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    542312103
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 7,536,472 shares, which constitutes approximately 26.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 28,490,808 shares outstanding.

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CUSIP NO.  542312103                                         Page  2 of 17 pages
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1.    Name of Reporting Person:

      Alpine Capital, L.P.
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: WC

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        5,229,372(1)
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      -0-
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   5,229,372(1)
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,229,372
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 18.4%

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14.   Type of Reporting Person:  PN

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------------

(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

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CUSIP NO.  542312103                                         Page  3 of 17 pages
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1.    Name of Reporting Person:

      Robert W. Bruce III
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      5,256,872(1)
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   -0-
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: 5,256,872(1)

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,256,872(1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 18.5%

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14.   Type of Reporting Person:  IN

--------------------------------------------------------------------------------

------------

(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 5,229,372 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 27,500 shares.

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CUSIP NO.  542312103                                         Page  4 of 17 pages
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1.    Name of Reporting Person:

      Algenpar, Inc.
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      5,229,372(1)(2)
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   -0-
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: 5,229,372(1)(2)

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,229,372(2)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 18.4%

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14.   Type of Reporting Person:  CO

--------------------------------------------------------------------------------

------------

(1)   Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

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CUSIP NO.  542312103                                         Page  5 of 17 pages
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1.    Name of Reporting Person:

      J. Taylor Crandall
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      5,256,872(1)
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   -0-
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: 5,256,872(1)

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,256,872(1)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 18.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person:  IN

--------------------------------------------------------------------------------

------------

(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 5,229,372 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 27,500 shares.

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CUSIP NO.  542312103                                         Page  6 of 17 pages
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1.    Name of Reporting Person:

      The Anne T. and Robert M. Bass Foundation
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: Working Capital

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        27,500(1)
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      -0-
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   27,500(1)
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      27,500(1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.1%

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14.   Type of Reporting Person:  CO

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------------

(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

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CUSIP NO.  542312103                                         Page  7 of 17 pages
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1.    Name of Reporting Person:

      Anne T. Bass
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        -0-
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      27,500(1)
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   -0-
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: 27,500(1)

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      27,500(1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.1%

--------------------------------------------------------------------------------
14.   Type of Reporting Person:  IN

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------------

(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

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CUSIP NO.  542312103                                         Page  8 of 17 pages
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1.    Name of Reporting Person:

      Keystone, Inc.
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: WC

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        2,279,600(1)
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      -0-
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   2,279,600(1)
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,279,600(1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 8.0%

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14.   Type of Reporting Person:  CO

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------------

(1) Power is exercised through its President and sole director, Robert M. Bass.

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CUSIP NO.  542312103                                         Page  9 of 17 pages
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1.    Name of Reporting Person:

      Robert M. Bass
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                       (a)   [_]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                                    [_]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:   USA

--------------------------------------------------------------------------------
                                7.    Sole Voting Power:        2,279,600(1)
Number of Shares
Beneficially                   -------------------------------------------------
Owned By                        8.    Shared Voting Power:      27,500(1)
Each
Reporting                      -------------------------------------------------
Person                          9.    Sole Dispositive Power:   2,279,600(1)
With
                               -------------------------------------------------
                               10.    Shared Dispositive Power: 27,500(1)

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,307,100(1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 8.1%

--------------------------------------------------------------------------------
14.   Type of Reporting Person:  IN

--------------------------------------------------------------------------------

------------

(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 2,279,600 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 27,500 of the shares.

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CUSIP NO.  542312103                                         Page 10 of 17 pages
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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 22, 1993, as amended by Amendment No. 1 dated August 26, 1993, Amendment No. 2 dated November 26, 1993, Amendment No. 3 dated April 21, 1994, Amendment No. 4 dated April 27, 1994, Amendment No. 5 dated August 3, 1994, Amendment No. 6 dated September 28, 1994, Amendment No. 7 dated November 2, 1994, Amendment No. 8 dated November 9, 1994, Amendment No. 9 dated January 20, 1995, Amendment No. 10 dated February 7, 1995, Amendment No. 11 dated February 28, 1995, Amendment No. 12 dated March 21, 1995, Amendment No. 13 dated August 17, 1995, Amendment No. 14 dated November 1, 1995, Amendment No. 15 dated February 12, 1997, Amendment No. 16 dated November 12, 1997, Amendment No. 17 dated December 12, 1997, Amendment No. 18 dated July 7, 1998, Amendment No. 19 dated July 8, 1998, Amendment No. 20 dated July 24, 1998, Amendment No. 21 dated July 27, 1998, Amendment No. 22 dated August 5, 1998, Amendment No. 23 dated August 14, 1998, Amendment No. 24 dated September 30, 1998, Amendment No. 25 dated October 13, 1998, Amendment No. 26 dated November 11, 1998, Amendment No. 27 dated November 23, 1998, Amendment No. 28 dated December 4, 1998, Amendment No. 29 dated December 16, 1998, Amendment No. 30 dated December 29, 1998, Amendment No. 31 dated January 13, 1999, Amendment No. 32 dated January 29, 1999, Amendment No. 33 dated February 19, 1999, Amendment No. 34 dated October 23, 2000, Amendment No. 35 dated May 2, 2001, Amendment No. 36 dated October 18, 2002, Amendment No. 37 dated April 28, 2003, Amendment No. 38 dated May 23, 2003, Amendment No. 39 dated June 17, 2003, Amendment No. 40 dated July 21, 2003, Amendment No. 41 dated October 20, 2003, Amendment No. 42 dated December 11, 2003, Amendment No. 43 dated December 22, 2003 Amendment No. 44 dated February 4, 2004, Amendment No. 45 dated March 31, 2004, Amendment No. 46 dated April 15, 2004, Amendment No. 47 dated April 19, 2004 and Amendment No. 48 dated April 26, 2004 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lone Star Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.       SECURITY AND ISSUER.

No material change.

Item 2.       IDENTITY AND BACKGROUND.

No material change.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

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CUSIP NO.  542312103                                         Page 11 of 17 pages
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REPORTING PERSON           SOURCE OF FUNDS                AMOUNT OF FUNDS
----------------           ---------------                ---------------

Alpine                     Working Capital (1)            $86,806,059.24 (2)

R. Bruce                   Not Applicable                 Not Applicable

Algenpar                   Not Applicable                 Not Applicable

Crandall                   Not Applicable                 Not Applicable

Foundation                 Working Capital (1)            $ 1,790,976.68 (3)

A. Bass                    Not Applicable                 Not Applicable

Keystone                   Working Capital (1)            $29,418,344.85

R. Bass                    Not Applicable                 Not Applicable



(1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(2) This figure represents the total amount expended by Alpine for all purchases of shares of the Stock without subtracting sales. Alpine has recouped from sales its entire investment in the Stock.

(3) This figure represents the total amount expended by Foundation for all purchases of shares of the Stock without subtracting sales. The Foundation has recouped from sales its entire investment in the Stock.

Item 4.       PURPOSE OF TRANSACTION.

No material change.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a)-(c) of Item 5 hereby are amended in their entireties to read as follows:

(a)

ALPINE

         The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 5,229,372, which constitutes approximately 18.4% of the outstanding shares of the Stock.

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CUSIP NO.  542312103                                         Page 12 of 17 pages
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BRUCE

         Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,256,872 shares of the Stock, which constitutes approximately 18.5% of the outstanding shares of the Stock.

ALGENPAR

         Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,229,372 shares of the Stock, which constitutes approximately 18.4% of the outstanding shares of the Stock.

CRANDALL

         Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 5,256,872 shares of the Stock, which constitutes approximately 18.5% of the outstanding shares of the Stock.

FOUNDATION

         The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 27,500, which constitutes approximately 0.1% of the outstanding shares of the Stock.

A. BASS

         Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,500 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

KEYSTONE

         The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,279,600, which constitutes approximately 8.0% of the outstanding shares of the Stock.

R. BASS

         Because of his position as a director of Foundation and because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,307,100 shares of the Stock, which constitutes approximately 8.1% of the outstanding shares of the Stock.

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CUSIP NO.  542312103                                         Page 13 of 17 pages
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         To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

         Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,229,372 shares of the Stock.

BRUCE

         As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,229,372 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

ALGENPAR

         As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,229,372 shares of the Stock.

CRANDALL

         As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,229,372 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

FOUNDATION

         Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

A. BASS

         As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

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CUSIP NO.  542312103                                         Page 14 of 17 pages
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KEYSTONE

         Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,600 shares of the Stock.

R. BASS

         As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,600 shares of the Stock.

(c) Since the most recent filing on Schedule 13D, Alpine has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

DATE                     NO. OF UNITS SOLD                 PRICE PER UNIT
----                     -----------------                 --------------

04/27/04                       79,200                      $ 22.62
04/28/04                       70,000                      $ 22.58
04/29/04                       26,000                      $ 21.20
04/30/04                       38,000                      $ 20.86
05/03/04                       64,000                      $ 20.66
05/04/04                       40,000                      $ 21.43

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the most recent filing on Schedule 13D.

(d) - (e)

No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the exhibits filed herewith and previously, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

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CUSIP NO.  542312103                                         Page 15 of 17 pages
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   May 5, 2004

                                          ALPINE CAPITAL, L.P.


                                          By: /s/ Robert W. Bruce III
                                              ---------------------------
                                              Robert W. Bruce III,
                                              Manager



                                          /s/ Robert W. Bruce III
                                          -------------------------------
                                          ROBERT W. BRUCE III



                                          ALGENPAR, INC.


                                          By: /s/ Kevin G. Levy
                                          -------------------------------
                                              Kevin G. Levy,
                                              Vice President



                                          /s/ Kevin G. Levy
                                          -------------------------------
                                          KEVIN G. LEVY,
                                          Attorney-in-Fact for:


                                          J. TAYLOR CRANDALL(1)
                                          THE ANNE T. AND ROBERT M. BASS
                                          FOUNDATION (2)
                                          ANNE T. BASS (3)
                                          ROBERT M. BASS (4)


                                          KEYSTONE, INC.


                                          By: /s/ Kevin G. Levy
                                          -------------------------------
                                          Kevin G. Levy,
                                          Vice President


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

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CUSIP NO.  542312103                                         Page 16 of 17 pages
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(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

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CUSIP NO.  542312103                                         Page 17 of 17 pages
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                                  EXHIBIT INDEX


EXHIBIT                  DESCRIPTION

99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.